MINTZ LEVIN Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 15, 2007
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kristin Lochhead

Re:	Arbios Systems, Inc.
Item 4.02 Form 8-K Filed April 23, 2007 File No. 000-32603

Ladies and Gentlemen:

On behalf of our client Arbios Systems, Inc. (the “Company”), we have set forth below the Company’s response to the Securities and Exchange Commission’s (the “SEC”) comment to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2007 (the “Form 8-K”) given by letter (the “Comment Letter”) dated May 8, 2007 from Kristin Lochhead, Staff Accountant. For your convenience, we have incorporated the comment set forth in the Comment Letter into this response letter below. We will deliver one courtesy copy of this response letter to Kristin Lochhead.

Form 8-K dated April 17, 2007 (filed on April 23, 2007)

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

1.
Comment: We refer to your response to prior comment one in our letter dated April 27, 2007. We note that the restatement adjustments for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 are material to the balance sheet and income statement for the respective period. Additionally, the disclosure in the Form 8-K states that the previously filed quarterly financial statements can no longer be relied upon. Accordingly, please file an amendment to your Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 to reflect the adjustments to the warrant liability valuation.

Response: The Company respectfully submits that filing amendments to its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 is not necessary. The Company’s conclusion that it is not necessary to amend these Quarterly Reports on Form 10-QSB is substantially based on two factors. The first factor is that all necessary substantive corrections to the financial statements for each of the first three quarters of 2006 have been made in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 (the “Annual Report”), and therefore the information necessary to an investor’s understanding of the financial statements for the prior periods has been set forth in this filing. The second factor is that the Company also believes that, based in part on the first factor, amending each Quarterly Report on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 would not provide material additional information to investors, nor would it be timely disclosure, given the amount of time that has passed since the dates of issuance of the original reports. Instead, it would simply impose a substantial and unnecessary administrative burden and expense on the Company and its accountants while providing no meaningful benefit to investors. The Company believes that, because all relevant information for investors relating to those financial periods is presented in the Annual Report and the Form 8-K, these filings are the most useful, efficient and appropriate means of communicating the information to the Company’s investors.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
May 15, 2007

Further, the Company believes that investors are more likely to read one or two timely consolidated filings (namely, the Annual Report and Form 8-K), that include the pertinent information relating to the correction of the referenced valuation error, rather than reviewing multiple filings that present the information in a piecemeal fashion.

Lastly, as a result of the disclosure of the restatements and the impact thereof in the Annual Report and the Form 8-K, the Company believes that investors will look to the Quarterly Reports on Form 10-QSB for the first three quarters of 2007, which are required to contain the restated financial statements for the respective quarters of 2006, to compare the Company’s future quarterly results to year-earlier results.

* * * * *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the SEC may have additional comments after reviewing this letter. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Form 8-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
May 15, 2007

Please contact Scott L. Hayashi, Chief Financial Officer of the Company, at (310) 657-4898 or the undersigned at (617) 348-1715 if you should have any questions regarding the foregoing.

       Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:
Securities and Exchange Commission
Kristin Lochhead

Arbios Systems, Inc.
Walter C. Ogier, Chief Executive Officer
Scott L. Hayashi, Chief Financial Officer
Jack Stover, Chairman of the Audit Committee

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.
Evan M. Bienstock, Esq.

Stonefield Josephson, Inc.
Candace Wernick, Partner